UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2016 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

Contents

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto, and incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

Exhibit 99.1:	Unaudited Interim Consolidated Financial Statements as of June 30, 2016.

Exhibit 99.2:	Operating Results and Financial Review for the six months ended June 30, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: September 7, 2016

Exhibit Index

Exhibit 99.1:	Unaudited Interim Consolidated Financial Statements as of June 30, 2016.

Exhibit 99.2:	Operating Results and Financial Review for the six months ended June 30, 2016.